UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-38737

TokenCat Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 15, 2025	By:	/s/ Simon Li
			Name:	Simon Li
			Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Condensed Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 (unaudited) and for the six months ended June 30, 2024 (unaudited) and 2025 (unaudited)
99.2	Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

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